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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X            Form 40-F.
               -------                   -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.              No.   X
         -------          -------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on August 27, 2004
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the resolutions passed at the board meeting held on August 26, 2004. A copy of the English announcement is included in this Form 6-K of the Company.


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)


ANNOUNCEMENT

The Board of the Company held a board meeting on August 26, 2004 and the Board hereby announces the resolutions passed at the meeting.

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") held a board meeting on August 26, 2004, where the following resolutions were passed:

1. the interim results announcement and report of the Company for the six months ending June 30, 2004 including its summary were approved;

2. the recommendation of no interim dividend to be declared for the year 2004 was approved;

3. the interim results of the Company for the year 2004 will be announced on August 26, 2004; and

4. the management of the Company was authorised to undertake a feasibility study and all preparatory work, and to enter into a memorandum of understanding at a time deemed suitable by the management of the Company, in relation to the joining of SkyTeam, a global airlines commercial alliance.

A total of 13 out of the 15 directors of the Company attended the above board meeting of the Company, and the board meeting was held pursuant to the Articles of Association and the Rules of Procedures for Board of Directors of the Company.

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By order of the Board
Su Liang
Company Secretary


Guangzhou, the People's Republic of China
August 26, 2004


As of the date of this announcement, the directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive directors.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                       By   /s/   Su Liang
                                          --------------------------------------
                                          Name:  Su Liang
                                          Title: Company Secretary


Date: August 28, 2004